Exhibit 99.6

Interim Consolidated Financial Statements of

Algonquin Power & Utilities Corp.

For the three and six months ended June 30, 2012 and 2011

(Unaudited)

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	June 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$160,856	$72,887
Short term investments	833	833
Accounts receivable net of allowance for doubtful accounts of $384 and $385 (note 4)	39,547	44,113
Deposit for acquisition of US wind farm (note 3(e))	30,287	-
Due from related parties (note 12)	2,428	2,275
Prepaid expenses	4,173	5,620
Supplies and consumables inventory	3,353	2,714
Notes receivable (note 5)	509	482
Deferred tax asset	12,619	13,022
Income tax receivable	162	133
Regulatory assets (note 6)	2,139	2,458
	256,906	144,537

Long-term investments and notes receivable (note 5)	39,740	39,820
Deferred non-current income tax asset	69,776	67,671
Property, plant and equipment	959,792	945,956
Intangible assets	59,510	55,269
Goodwill	9,722	9,710
Restricted cash	4,007	4,693
Deferred financing costs	8,023	8,503
Derivative instruments (note 17)	220	-
Non-current regulatory assets (note 6)	2,484	2,571
Other assets	5,790	3,577

	$1,415,970	$1,282,307

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$8,809	$8,382
Accrued liabilities	42,401	46,821
Due to related parties (note 12)	1,882	1,795
Dividends payable	11,316	9,566
Regulatory liabilities (note 6)	1,785	2,469
Long-term liabilities (note 7)	1,693	1,624
Other long-term liabilities	994	1,037
Advances in aid of construction	605	604
Derivative instruments (note 17)	2,848	2,935
Income tax liability	269	407
Deferred credits	6,969	6,314
Deferred income tax liability	938	723
	80,509	82,677
Long-term liabilities (note 7)	397,713	331,092
Convertible debentures (note 8)	62,390	122,297
Other long-term liabilities	10,970	11,027
Advances in aid of construction	76,003	74,547
Non-current regulatory liabilities (note 6)	22,934	19,184
Deferred non-current income tax liability	54,610	53,231
Derivative instruments (note 17)	4,494	5,209
Deferred credits	28,175	30,348
Equity:
Shareholders’ capital (note 9)	1,097,188	975,263
Additional paid-in capital (note 9)	2,371	1,525
Shares to be issued (note 9)	15,000	-
Deficit	(379,298)	(366,080)
Accumulated other comprehensive loss	(96,371)	(96,510)
Total Equity attributable to shareholders of Algonquin Power and Utilities Corp.	638,890	514,198

Non-controlling interest	39,282	38,497
Total Equity	678,172	552,695

Commitments and contingencies (note 13)
Subsequent events (notes 3 and 9)

	$1,415,970	$1,282,307
See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

( thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Revenue:

Non-regulated energy sales	$32,322	$33,519	$62,939	$67,881
Regulated energy sales and distribution	15,913	16,569	35,299	39,419
Waste disposal fees	4,179	4,266	7,606	8,286
Regulated water reclamation and distribution	12,061	11,482	22,654	21,266
Other revenue	909	991	1,323	1,683
	65,384	66,827	129,821	138,535

Expenses

Operating	23,865	21,336	47,410	44,196
Regulated commodities purchased	9,661	9,822	21,444	23,066
Non-regulated fuel for generation	3,009	4,552	7,041	10,866
Depreciation of property, plant and equipment	10,022	9,350	19,667	19,658
Amortization of intangible assets	1,038	1,499	2,077	3,363
Administrative expenses	5,481	4,209	9,864	7,931
Loss/(gain) on foreign exchange	(886)	63	(409)	98
	52,190	50,831	107,094	109,178

Operating income	13,194	15,996	22,727	29,357

Interest expense	6,248	7,426	14,979	15,441
Interest, dividend income and other income	(1,488)	(1,306)	(3,610)	(2,653)
Acquisition-related costs	2,053	259	4,431	1,014
Loss on derivative financial instruments (note 17 (b))	694	960	631	531
	7,507	7,339	16,431	14,333

Earnings from operations before income taxes	5,687	8,657	6,296	15,024

Income tax expense (recovery) (note 11)
Current	74	384	146	645
Deferred	(857)	200	(3,185)	(614)
	(783)	584	(3,039)	31

Net earnings	6,470	8,073	9,335	14,993
Net earnings attributable to non-controlling interests	402	743	993	2,647

Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$6,068	$7,330	$8,342	$12,346

Basic net earnings per share (note 14)	$0.04	$0.07	$0.06	$0.11

Diluted net earnings per share (note 14)	$0.04	$0.07	$0.06	$0.11

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Net earnings	$6,470	$8,073	$9,335	$14,993
Other comprehensive income (loss), before tax:
Foreign currency translation adjustment	4,887	(1,579)	49	(8,018)
Unrealized gain on cash flow hedge	196	-	196	-
Increase in pension obligation	-	-	(4)	-
Other comprehensive income (loss), before tax	5,083	(1,579)	241	(8,018)
Income tax expense related to items of other comprehensive income	52	-	52	-
Other comprehensive income (loss), net of tax	5,031	(1,579)	189	(8,018)
Comprehensive income	11,501	6,494	9,524	6,975
Comprehensive income attributable to the non-controlling interest	1,188	401	1,043	1,304

Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$10,313	$6,093	$8,481	$5,671

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

( thousands of Canadian dollars )

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Cash provided by (used in):

Operating Activities:

Net earnings	$6,470	$8,073	$9,335	$14,993
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	10,022	9,350	19,667	19,658
Amortization of intangible assets	1,038	1,499	2,077	3,363
Other amortization	573	454	1,121	1,078
Deferred taxes	(857)	200	(3,185)	(614)
Unrealized (gain)/loss on derivative financial instruments	291	420	(830)	(1,556)
Share-based compensation	618	96	846	217
Unrealized foreign exchange (gain)/loss	778	(407)	778	(693)
Changes in non-cash operating items (note 15)	(1,680)	(3,504)	(1,418)	(1,118)
	17,253	16,181	28,391	35,328

Financing Activities:

Cash dividends	(8,602)	(6,760)	(16,483)	(12,488)
Cash distributions to non-controlling interest	(133)	(118)	(258)	(241)
Issuance of common shares	60,167	-	60,167	27,700
Share subscriptions received	15,000	-	15,000	-
Deferred financing costs	(1,253)	(232)	(1,828)	(1,423)
Increase in long-term liabilities	66,029	5,000	66,029	75,122
Decrease in long-term liabilities	(327)	(762)	(656)	(1,724)
Increase in advances in aid of construction	1,064	1,438	1,103	2,302
Increase in other long-term liabilities	171	60	265	282
Decrease in other long-term liabilities	(92)	-	(160)	-
	132,024	(1,374)	123,179	89,530

Investing Activities:

Decrease/(increase) in restricted cash	(94)	(211)	680	(185)
Increase in short-term investments	-	(980)	-	(10,603)
Decrease/(increase) in other assets	(2,281)	450	(3,545)	(418)
Distributions received in excess of equity income	(433)	1,143	(168)	3,130
Receipt of principal on notes receivable	119	107	235	949
Increase in non-controlling interest	-	-	-	1,350
Proceeds from liquidation of Highground assets	-	339	-	339
Increase in long-term investments and notes receivable	-	(2,144)	-	(6,900)
Proceeds from sale of subsidaries	204	-	204	-
Additions to property, plant and equipment	(19,024)	(6,854)	(29,668)	(10,435)
Additions to intangibles	(60)	-	(1,060)	-
Deposit on acquisition of US wind farms	(30,287)	-	(30,287)	-
Acquisitions of operating entities	-	-	-	(98,094)
	(51,856)	(8,150)	(63,609)	(120,867)

Effect of exchange rate differences on cash	52	(36)	8	(88)

Decrease in cash and cash equivalents	97,473	6,621	87,969	3,903

Cash and cash equivalents, beginning of the period	63,383	2,031	72,887	4,749

Cash and cash equivalents, end of the period	$160,856	$8,652	$160,856	$8,652

Supplemental disclosure of cash flow information:

Cash paid during the period for interest expense	$4,448	$11,838	$11,604	$17,046
Cash paid during the period for income taxes	$160	$-	$251	$47
Non-cash transactions
Property, plant and equipment acquisitions in accruals	$2,561	$-	$2,561	$-

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statement of Equity

(Unaudited)

(thousands of Canadian dollars)

For the six months June 30, 2012

	Common Shares	Additional paid-in capital	Shares to be issued	Accumulated Deficit	Accumulated OCI	Non-controlling interests	Total

Balance, December 31, 2011	$975,263	$1,525	$-	$(366,080)	$(96,510)	$38,497	$552,695

Dividends declared and distributions to non-controlling interests	-	-	-	(18,233)	-	(258)	(18,491)

Dividends and issuance of shares under dividend reinvestment plan	3,327	-	-	(3,327)	-	-	-

Conversion and redemption of convertible debentures	58,431	-	-	-	-	-	58,431

Issuance of common shares	60,000	-	-	-	-	-	60,000

Issuance of common shares under employee share purchase plan	167	-	-	-	-	-	167

Share-based compensation	-	846	-	-	-	-	846

Share subscriptions received	-	-	15,000	-	-	-	15,000

Net earnings			-	8,342		993	9,335

Other comprehensive loss	-	-	-	-	139	50	189

Balance, June 30, 2012	$1,097,188	$2,371	$15,000	$(379,298)	$(96,371)	$39,282	$678,172

See accompanying notes to interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC’s principal activity is the ownership of power generation facilities and water, gas and energy utilities, through investments in securities of subsidiaries including corporations, limited partnerships and trusts which carry on these businesses.

APUC’s power generation business unit conducts business under the name Algonquin Power Co. (“APCo”). APCo owns or has interests in renewable energy facilities and thermal energy facilities representing more than 450 MW of installed electrical generation capacity. APUC’s Utility Services business unit conducts business under the name of Liberty Utilities Co. (“Liberty Utilities”). Liberty Utilities businesses operate under two separately managed regions – Liberty Utilities (South) and Liberty Utilities (West). Liberty Utilities (South) currently owns a portfolio of utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois. Liberty Utilities (West) currently owns a 50.001% interest in an electric distribution utility serving the Lake Tahoe region of California (the “California Utility”). The regulated utility operating companies owned by Liberty Utilities are subject to rate regulation generally overseen by the public utility commissions of the states in which they operate (see note 6).

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

1.	Significant accounting policies

(a)	Basis of preparation:

The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosures required under Regulation S-X Rule 10-10, Interim Financial Statements provided by the Securities and Exchange Commission (“SEC”).

The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2011 except as disclosed in note 2(a) below.

APUC’s operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. APUC’s water and wastewater utility assets revenues fluctuate depending on demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year. During the winter period the California Utility experiences higher demand for electricity than during the summer period since the utility serves a number of ski hills and resorts in its service territory.

(b)	Basis of consolidation:

The accompanying consolidated financial statements of APUC include the accounts of APUC and its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary. Intercompany transactions and balances have been eliminated.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

2.	Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements

In May 2011, the FASB issued ASC update No. 2011-04 “Fair Value Measurement (Topic 820)”. This Update amends the accounting and disclosure requirements for fair value measurements. The new guidance expands the disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy and requires categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The adoption of this guidance in 2012 did not have a material impact on the Company’s consolidated financial statements.

(b)	Recent accounting guidance not yet adopted

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact the Company’s financial position or results of operations.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects

(a)	Agreement to acquire New Hampshire electric and gas utilities

Subsequent to the quarter end, on July 3, 2012, Liberty Utilities closed the acquisition of Granite State Electric Company (“Granite State”), a regulated electric utility, and EnergyNorth Natural Gas Inc. (“EnergyNorth”) a regulated natural gas utility for total cash consideration of U.S. $285,000 subject to a final closing adjustment.

Based on the timing of the completion of these acquisitions in relation to the date of issuance of the financial statements and the inherent complexity associated with the valuations, the initial allocation of the consideration paid and pro forma information have not been completed. The allocation of the consideration paid to specific assets and liabilities will be completed once the respective valuations are finalized.

(b)	Agreement to acquire Midwest Gas Utilities

Subsequent to quarter end, on August 1, 2012, Liberty Utilities acquired certain regulated natural gas distribution utility assets (the “Midwest Gas Utilities”) located in Missouri, Iowa, and Illinois. The total purchase price for the Mid-West Utilities is U.S. $123,870, subject to certain closing adjustments.

Based on the timing of the completion of this acquisition in relation to the date of issuance of the financial statements and the inherent complexity associated with the valuations, the initial allocation of the consideration paid and pro forma information have not been completed. The allocation of the purchase price to specific assets and liabilities will be completed once the respective valuations are finalized.

(c)	Acquisition of solar energy project

On January 4, 2012, APCo acquired rights to develop a 10 MWac solar project located near Cornwall, Ontario which has been granted a Feed-in-Tariff contract by the Ontario Power Authority for a 20 year term at a rate of $443/MWh. The consideration for the contract is $4,500 plus additional contingent consideration of $3,500 that is based on achieving certain construction milestones. The transaction has been recorded as a purchase of intangible assets. Following the completion of all regulatory submissions and approvals, construction of the solar facility is expected to begin in the second half of 2012, with a commercial operation date estimated in early 2013.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(d)	Acquisition of U.S. wind farms

On March 9, 2012, APCo entered into an agreement to acquire a 51% controlling interest in a 480 MW portfolio of four wind projects in the United States from Gamesa Corporación Tecnológica, S.A. (“Gamesa”) for total consideration of approximately U.S. $270,000.

Subsequent to the quarter end, on July 1, 2012, APCo acquired its 51% controlling interest in one of the four wind projects, Sandy Ridge. Total consideration paid for the acquisition of the interest in Sandy Ridge is approximately U.S. $29,700. This amount was paid just prior to June 30, 2012 and has been included as a deposit in the consolidated balance sheet.

Based on the timing of the completion of this acquisition in relation to the date of issuance of the financial statements, the initial allocation of the consideration paid and pro forma information have not been completed.

In keeping with APCo’s strategy to maintain a portfolio of assets with primarily long term contracted energy sales, APCo and Gamesa have agreed to defer the acquisition of any interest in one of the remaining three wind projects, Pocahontas Prairie, pending Gamesa satisfactorily contracting the output of the facility on terms that meet APCo’s risk-return profile. In the event the Pocahontas Prairie facility remains un-contracted, APCo’s subsidiary would not acquire an interest in Pocahontas Prairie but has instead agreed to increase its ownership interest in the three contracted projects (Sandy Ridge, and the remaining two projects, Minonk, and Senate) to 58.75% in order to maintain an overall investment of approximately U.S. $270,000.

(e)	Power purchase agreement for Chaplin wind project

On February 28, 2012, APCo entered into a 25 year Power Purchase Agreement with SaskPower in connection with the development of a 177 MW wind power project in the rural municipality of Chaplin, Saskatchewan, 200 km west of Regina, Saskatchewan. The project has a targeted commercial operation date of December, 2016. The project will be constructed at an estimated capital cost of $355,000. As of June 30, 2012, the Company has incurred $354 of the estimated total capital cost. The 25 year power purchase agreement features an annual rate escalation provision of 0.6% throughout the term of the agreement.

(f)	Agreement to acquire Regulated Water Utility

Subsequent to quarter end, on July 20, 2012, Liberty Utilities entered into an agreement with United Waterworks Inc. to acquire all issued and outstanding shares of United Water Arkansas Inc. a regulated water distribution utility (the “Arkansas Utility”) located in Pine Bluff, Arkansas. Total purchase price for the Arkansas Utility is approximately U.S. $28,600, subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

3.	Business acquisitions and developments projects (continued)

(g)	Agreement to acquire Regulated Gas Utility

Subsequent to quarter end, on August 8, 2012, Liberty Utilities entered into an agreement with Atmos Energy Corporation (“Atmos”) to acquire certain regulated natural gas distribution utility assets (the “Georgia Utility”) located in the State of Georgia. Total purchase price for the Georgia Utility is approximately U.S. $140,660, subject to certain working capital and other closing adjustments.

Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in 2013.

4.	Accounts receivable

Accounts receivable as of June 30, 2012, include unbilled revenue of $6,005 (December 31, 2011 - $11,304) in the regulated utilities. The unbilled revenue is an estimate of the amount of utility revenue since the date the meters were last read.

5.	Long-term investments and notes receivable

Long-term investments and notes receivable consist of the following:

	June 30, 2012	December 31, 2011
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	$4,926	$4,926
25% of Class B non-voting shares of Cochrane Power Corporation	5,152	5,382
45% interest in the Algonquin Power (Rattle Brook) Partnership	3,733	3,784
50% interest in the Valley Power Partnership	1,945	1,676
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Red Lily Senior loan, interest at 6.31%	13,000	13,000
Chapais Énergie, Société en Commandite interest at 10.789% and 4.91%, respectively	2,687	2,913
Silverleaf resorts loan, interest at 15.48%	2,057	2,056
Other	184	-
	40,249	40,302
Less: current portion	(509)	(482)

Total long term investments and notes receivable	$39,740	$39,820

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

6.	Regulatory matters

The Company’s regulated utility operating companies owned by Liberty Utilities are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting procedures, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company`s regulated utility operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board ASC Topic 980 Regulated Operations (“ASC 980”). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process.

Regulatory assets and liabilities consist of the following:

	June 30, 2012	December 31, 2011
Regulatory assets:

Rate case costs	$ 2,484	$ 2,161

Alternative revenue program	1,940	2,789

Water testing costs	96	79

Other	103	-

Total regulatory assets	$4,623	$ 5,029

Less current regulatory assets	2,139	2,458

Non-current regulatory assets	$2,484	$ 2,571

Regulatory liabilities

Energy costs adjustment	$ 9,214	$ 6,708

Cost of removal	15,505	14,945

Total regulatory liabilities	$ 24,719	$ 21,653

Less current regulatory liabilities	1,785	2,469

Non-current regulatory liabilities	$ 22,934	$ 19,184

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

7.	Long-term liabilities

Long term liabilities consist of the following:

	June 30, 2012	December 31, 2011

APCo

Senior Unsecured Notes	$ 134,792	$ 134,778

Senior Debt Long Sault Rapids	38,596	39,033

Sanger Bonds	19,548	19,526

Senior Debt Chute Ford	3,922	4,072

Revolving credit facility	35,633	-

Liberty Utilities

California Pacific Electric Company, LLC	71,267	71,190

Liberty Water Co	50,905	50,850

Litchfield Park Service Company Bonds	11,851	11,868

Bella Vista Water Loans	1,331	1,399

Revolving credit facility	31,561	-

	$ 399,406	$ 332,716

Less: current portion	(1,693)	(1,624)

	$ 397,713	$ 331,092

Certain long-term debt issued at a subsidiary level relating to a specific operating facility is secured by the respective facility with no other recourse to APUC, APCo or Liberty Utilities. The loans have certain financial covenants, which must be maintained on a quarterly basis. Non compliance with the covenants could restrict cash distributions/dividends to Liberty Utilities, APCo and APUC from the specific facilities.

On January 18, 2012, Liberty Utilities entered into an agreement for a senior unsecured revolving credit facility (the “Liberty Facility”) with a three year term. Effective July 3, 2012, the credit available under the facility is U.S. $100,000.

On May 31, 2012, APCo increased its senior credit facility from $120,000 to $155,000 to meet future working capital needs.

Subsequent to June 30, 2012 and in connection with the acquisition of the New Hampshire and Midwest Gas Utilities (note 3(a),(b)), Liberty Utilities issued U.S. $225,000 of debt through a private placement in two tranches on July 2, 2012 in the amount of U.S. $135,000 and on July 31, 2012 in the amount of U.S. $90,000. The notes are senior unsecured with an average life maturity of over ten years and a weighted average coupon of 4.38%. Liberty Utilities used the proceeds of the private placement financing to fund a portion of the acquisition of the New Hampshire and Midwest Gas Utilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

8.	Convertible debentures

2012	Series 2A	Series 3	Total

Maturity date	2016 November 30	2017 June 30

Interest rate	6.35%	7.00%

Conversion price per share	$ 6.00	$ 4.20

Carrying value at December 31, 2011	$ 59,726	$ 62,571	$122,297

Conversion to shares (note 9), net of costs	(59,729)	(181)	(59,910)

Amortization and accretion	3	-	3

Carrying amount at June 30, 2012	$ -	$ 62,390	$ 62,390

Face value at June 30, 2012	$ -	$ 62,390	$ 62,390

On February 24, 2012, the remaining principal amount of $59,967 of Series 2A Debentures were redeemed for 10,322,518 shares of APUC (note 9).

For the six month period ended June 30, 2012, $181 of Series 3 Debentures were redeemed for 43,088 shares of APUC

(note 9).

9.	Shareholders’ capital

Number of common shares:

June 30, 2012

Common shares, beginning of period	136,122,780
Conversion and redemption of convertible debentures	10,365,606
Conversion of subscription receipts	12,000,000
Issuance of shares under the dividend reinvestment and employee share purchase plans	605,012

Common shares, end of period	159,093,398

On February 24, 2012, the remaining principal amount of $59,967 of Series 2A Debentures were redeemed for 10,322,518 shares of APUC.

During the six month period ended June 30, 2012, in connection with the acquisition of Granite State and EnergyNorth, the Company issued 12,000,000 shares at a price of $5.00 per share to Emera Inc. (“Emera”) pursuant to a subscription receipt agreement. The $60,000 cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisitions.

During the six month period ended June 30, 2012, the Company issued 10,456,022 subscription receipts at a price of $5.74 per share and 6,976,744 subscription receipts at a price of $6.45 per share to Emera pursuant to subscription receipt agreements in connection with certain transactions.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

9.	Shareholders’ capital (continued)

On June 29, 2012, in connection with the acquisition of Sandy Ridge the Company received $15,000 from Emera relating to 2,614,006 subscription receipts representing a price of $5.74 per share and issued shares relating to these subscription receipts subsequent to the end of the quarter.

Subsequent to the end of the quarter, on July 31, 2012, in connection with the acquisition of the Midwest Gas Utilities the Company issued 6,976,744 shares at a price of $6.45 per share to Emera pursuant to a subscription receipt agreement. The $45,000 cash proceeds of the subscription receipts were used to fund a portion of the cost of the acquisition.

Following the above noted subscription receipts transactions, the subscriptions receipts that remain outstanding are as follows: 7,842,016 subscription receipts at a price of $5.74 per share in connection with the acquisition of the remaining U.S. wind farm projects and 8,211,000 subscription receipts issued on September 12, 2011 at a price of $4.72 per share in connection with the Company’s acquisition of Emera’s minority interest in Liberty Energy (California) (“Calpeco”).

Subsequent to the end of the quarter, APUC issued an additional 311,885 shares under the dividend reinvestment plan.

Share-based compensation

On March 8, 2012, the Board of Directors of APUC (“Board”) approved the grant of 1,194,606 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $6.22, the market price of the underlying common share at the date of grant.

On June 19, 2012, the Board approved the grant of 69,016 options to senior executives of the Company. The options allow for the purchase of common shares at a price of $6.56, the market price of the underlying common share at the date of grant.

One-third of the options vest on each of January 1, 2013, 2014 and 2015. Options may be exercised up to eight years following the date of grant.

In 2012, 37,899 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their 2011 and 2012 Director’s fee in the form of DSUs. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards.

For the three and six months ended June 30, 2012, APUC recorded $617 and $846 (2011 - $96 and $217) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at June 30, 2012, total unrecognized compensation costs related to non-vested options and share unit awards were $2,477 and $39 respectively, and are expected to be recognized over a period of 2.12 years and 1.50 years respectively.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

10.	Cash dividends

On May 15, 2012, the Board declared a dividend on the Company’s shares of $0.07 per share which was paid on July 16, 2012 to the shareholders of record on June 29, 2012.

11.	Income taxes

For the six months ended June 30, 2012, the Company’s overall effective tax rate was different than the statutory rate of 26.25% (2011 - 28.25%) due primarily to recognition of deferred credits, non-taxable inter-corporate dividend, higher tax rates in U.S. subsidiaries, change in valuation allowances, and non deductible expenses.

Included in deferred income tax recoveries for the three and six months ended June 30, 2012 is $771 and $1,518 (2011 - $2,524 and $3,548) related to the recognition of deferred credits from the utilization of deferred income tax assets respectively.

12.	Related party transactions

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (“APMI”), the former manager of the Company. A member of the Board of Directors of APUC is an executive at Emera.

Transactions with APMI and Senior Executives

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a triple net basis. Base lease costs for the three and six months ended June 30, 2012 were $82 and $164 (2011 - $81 and $163).

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. During the three and six months ended June 30, 2012, APUC incurred costs in connection with the use of the aircraft of $104 and $164 (2011 - $53 and $124) and amortization expense related to the advance against expense reimbursements of $88 and $155 (2011 - $87 and $128). At June 30, 2012, the remaining amount of the advance was $124 (December 31, 2011 - $279) and is recorded in other assets.

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), a subsidiary of APUC and the legal owner of the St. Leon facility. The related holders of the Class B units received cash distributions of $80 and $155 for the three and six months ended June 30, 2012 (2011 - $43 and $87).

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty for an amount of $600. This amount has been recorded as a purchase of intangible assets and the amount owing to APMI is included in accrued liabilities at June 30, 2012.

Staff managed by APUC have historically operated an additional three hydroelectric generating facilities not owned by APUC where Senior Executives hold an equity interest.

As at June 30, 2012, included in amounts due from related parties is $814 (December 31, 2011 - $663) owed to APUC from APMI and included in amounts due to related parties is $1,882 (December 31, 2011 - $1,795) owed to APMI. These amounts arise from the transactions described above.

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

12.	Related party transactions (continued)

Transactions with APMI and Senior Executives (continued)

During the quarter ended March 31, 2012, APUC and APMI’s Senior Executives (the “Parties”) reached an Agreement to resolve a number of the historic joint business associations between APUC and the Parties. The transaction is subject to finalization of definitive agreements which are expected to be completed in the third quarter of 2012.

Under this term sheet, it is proposed that APUC will exchange its 45% interest in the 4MW Rattlebrook hydroelectric facility (including a $0.5 million positive working capital adjustment) in return for the Parties’ residual partnership interest in the Long Sault Rapids hydroelectric facility and the equity interest in the Brampton cogeneration plant. The agreement also terminates outstanding fees potentially owing to APMI in respect of the following: the historic transactions including the Sanger repowering project, the offer to acquire Clean Power Income Fund and the development of the Red Lily I wind project.

The special committee of the Board retained the services of an independent advisor to review the historic financial performance of the Rattlebrook and Long Sault Rapids facilities, provide a valuation of these assets and to provide advice to APUC in respect thereof.

Transactions with Emera

A subsidiary of Emera provides lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. During the three and six months ended June 30, 2012 APUC paid U.S. $69 and $160 (2011 – U.S. $42 and $103) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

For the three and six months ended June 30, 2012, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,477 and $2,990 (2011 – U.S. $1,550 and $3,562). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

As of June 30, 2012, included in amounts due from related parties is $1,614 (December 31, 2011- $1,612) owed from Emera related to the unpaid contribution of their share of Liberty Energy (California) costs.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

13.	Commitments and contingencies

Contingencies

APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years. The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. The potential unrecoverable loss, if any, for the related prior periods could be up to $5.7 million.

Commitments

In addition to the commitments related to the proposed acquisitions disclosed in note 3 the following significant commitments exist at June 30, 2012.

Legislation in the Province of Quebec requires technical assessments be made of all dams within the province and remediation of any technical deficiencies identified in accordance with the assessment. APUC is in the process of conducting the assessments as required. Based on assessments to date, some of which are preliminary, APUC has estimated the remaining potential remedial measures involving capital expenditures to be approximately $16,900 which may be required to comply with the legislation and which would be invested over a five year period or longer.

APUC has outstanding purchase commitments for long-term service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total

Purchased power	$42,984	$41,864	$43,117	$21,686	$ -	$ -	$149,651

Long term service agreements	4,316	4,112	4,194	4,278	4,364	70,805	92,069

Capital projects	100	500	-	-	-	-	600

Operating leases	660	492	322	102	1	-	1,577

Total	$48,060	$46,968	$47,633	$26,066	$4,365	$70,805	$243,897

Liberty Utilities (West) has entered into a five year all-purpose PPA with NV Energy to provide its full electric requirements at NV Energy’s “system average cost” rates. The PPA has an effective starting date of January 1, 2011 with a five year renewal option. The commitment amounts included in the table above are based on market prices as of June 30, 2012. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

14.	Basic and diluted net earnings per share

Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the Company and the weighted average number of shares outstanding during the year. Diluted net income per share is computed using the weighted-average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options, PSUs, DSUs, shareholders’ rights and convertible debentures. The dilutive effect of outstanding stock options, PSUs, DSUs and shareholders’ rights is reflected in diluted earnings per share by application of the treasury stock method while the dilutive effect of convertible debentures is reflected in diluted earnings per share by application of the as if converted method. The weighted average shares outstanding during the year are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

Weighted average shares – basic	153,414,269	112,532,765	146,998,173	108,279,592
Dilutive effect of share-based awards	548,315	219,946	513,925	326,483

Weighted average shares – diluted	153,962,584	112,752,711	147,512,098	108,606,075

For the three and six months period ended June 30, 2012, the shares potentially issuable as a result of the convertible debentures as well as 1,696,486 and 1,704,785 stock options, respectively (2011 – 1,063,749 and 1,063,749) are excluded from this calculation as they are anti-dilutive.

15.	Non-cash operating items

The changes in non-cash operating items is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Accounts receivable	$(85)	$(1,635)	$4,667	$(2,873)
Related party balances	20	(593)	(65)	(1,348)
Supplies and consumable inventory	(451)	(114)	(639)	(430)
Income tax receivable	(4)	-	(29)	-
Prepaid expenses	(153)	1,009	1,445	69
Accounts payable	(1,482)	476	426	2,898
Accrued liabilities	(1,090)	(3,056)	(9,579)	37
Current income tax liability	(120)	225	(137)	481
Net regulatory assets and liabilities	1,685	184	2,493	48

	$(1,680)	$(3,504)	$(1,418)	$(1,118)

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information

APUC has two operating segments: APCo which owns or has interests in renewable energy facilities and thermal energy facilities and Liberty Utilities which owns and operates utilities in the United States of America providing water, wastewater and local electric distribution services.

Within APCo there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. The Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Effective July 2011, the Company changed its operational segments within Liberty Utilities to be aggregated and reported by geography territory. As a result Liberty Utilities reports results under Liberty Utilities (West) region (currently consisting of Calpeco) and Liberty Utilities (South) region (currently consisting of Liberty Water). No changes in the aggregation of segmented financial information were required as a result of this change. As additional utilities are acquired, additional reportable segments by geographic territory may be added.

Operational segments

APUC’s reportable segments are APCo - Renewable Energy, APCo - Thermal Energy and Liberty Utilities (South) and Liberty Utilities (West). The development activities of APCo are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the loss on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

The results of operations and assets for these segments are as follows:

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

	Three months ended June 30, 2012
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Non-regulated energy sales	$24,494	$7,828	$32,322	$-	$-	$-	$-	$32,322
Regulated energy sales and distribution	-	-	-	-	15,913	15,913	-	15,913
Waste disposal fees	-	4,179	4,179	-	-	-	-	4,179
Regulated water reclamation and distribution	-	-	-	12,061	-	12,061	-	12,061
Other revenue	458	366	824	85	-	85	-	909
Total revenue	24,952	12,373	37,325	12,146	15,913	28,059	-	65,384
Operating expenses	8,363	5,807	14,170	6,072	3,623	9,695	-	23,865
Regulated commodities purchased	-	-	-	-	9,661	9,661	-	9,661
Non-regulated fuel for generation	-	3,009	3,009	-	-	-	-	3,009
	16,589	3,557	20,146	6,074	2,629	8,703	-	28,849

Depreciation of property, plant and equipment	(4,398)	(2,309)	(6,707)	(2,250)	(1,065)	(3,315)	-	(10,022)
Amortization of intangible assets	(663)	(203)	(866)	(172)	-	(172)	-	(1,038)
Administration expenses	(1,832)	(140)	(1,972)	(335)	(405)	(740)	(2,769)	(5,481)
Foreign exchange gain	-	-	-	-	-	-	886	886
Interest expense	(2,781)	(403)	(3,184)	(1,126)	(743)	(1,869)	(1,195)	(6,248)
Interest, dividend and other income	559	238	797	121	-	121	570	1,488
Acquisition related costs	(782)	-	(782)	(1,271)	-	(1,271)	-	(2,053)
Loss on derivative financial instruments	(590)	-	(590)	-	-	-	(104)	(694)

Earnings / (loss) before income taxes	$6,102	$740	$6,842	$1,041	$416	$1,457	$(2,612)	$5,687
Capital expenditures	6,711	8,021	14,732	1,099	3,238	4,337	15	19,084

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

    Operational segments (continued)

	Six months ended June 30, 2012
	Algonquin Power			Liberty Utilities			Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Non-regulated energy sales	$47,054	$15,885	$62,939	$-	$-	$-	$-	$62,939
Regulated energy sales and distribution	-	-	-		35,299	35,299		35,299
Waste disposal fees	-	7,606	7,606	-	-	-	-	7,606
Regulated water reclamation and distribution	-	-	-	22,654	-	22,654	-	22,654
Other revenue	771	467	1,238	85	-	85	-	1,323
Total revenue	47,825	23,958	71,783	22,739	35,299	58,038	-	129,821
Operating expenses	16,390	10,739	27,129	12,185	8,096	20,281	-	47,410
Regulated commodities purchased	-	-	-	-	21,444	21,444	-	21,444
Non-regulated fuel for generation	-	7,041	7,041	-	-	-	-	7,041

	31,435	6,178	37,613	10,554	5,759	16,313	-	53,926

Depreciation of property, plant and equipment	(8,387)	(4,977)	(13,364)	(4,184)	(2,119)	(6,303)	-	(19,667)
Amortization of intangible assets	(1,326)	(405)	(1,731)	(346)	-	(346)	-	(2,077)
Administration expenses	(3,235)	(627)	(3,862)	(641)	(755)	(1,396)	(4,606)	(9,864)
Foreign exchange gain	-	-	-	-	-	-	409	409
Interest expense	(7,188)	(1,067)	(8,255)	(2,107)	(1,633)	(3,740)	(2,984)	(14,979)
Interest, dividend and other income	997	533	1,530	827	-	827	1,253	3,610
Acquisition related costs	(2,282)	-	(2,282)	(2,149)	-	(2,149)	-	(4,431)
Gain/(loss) on derivative financial instruments	(1,669)	-	(1,669)	-		-	1,038	(631)

Earnings/(loss) before income taxes	$ 8,345	$(365)	$7,980	$1,954	$1,252	$3,206	$(4,890)	$6,296

Property, plant and equipment	$491,114	$98,863	$589,977	$207,947	$161,868	$369,815	$-	$959,792

Intangible assets	30,819	6,685	37,504	22,006	-	22,006	-	59,510

Total assets	592,000	127,248	719,248	249,306	302,010	551,316	145,406	1,415,970

Capital expenditures	9,570	14,230	23,800	2,301	4,589	6,890	38	30,728

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented information (continued)

Operational segments (continued)

		Three months ended June 30, 2011
	Algonquin Power				Liberty Utilities		Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Non-regulated energy sales	$ 23,845	$9,674	$33,519	$-	$-	$-	$-	$33,519
Regulated energy sales and distribution	-	-	-		16,569	16,569		16,569
Waste disposal fees	-	4,266	4,266	-	-	-	-	4,266
Regulated water reclamation and distribution	-	-	-	11,482	-	11,482	-	11,482
Other revenue	727	264	991	-	-	-	-	991
Total revenue	24,572	14,204	38,776	11,482	16,569	28,051	-	66,827
Operating expenses	6,963	5,326	12,289	5,471	3,576	9,046	-	21,336
Regulated commodities purchased	-	-	-	-	9,822	9,822	-	9,822
Non-regulated fuel for generation	-	4,552	4,552	-	-	-	-	4,552

	17,609	4,326	21,935	6,011	3,171	9,182	-	31,117

Depreciation of property,plant and equipment	(4,180)	(2,591)	(6,771)	(2,681)	102	(2,579)	-	(9,350)
Amortization of intangible assets	(307)	(1,023)	(1,330)	(169)	-	(169)	-	(1,499)
Administration expenses	(1,514)	(536)	(2,050)	(135)	(294)	(429)	(1,730)	(4,209)
Foreign exchange loss	-	-	-	-	-	-	(63)	(63)
Interest expense	(1,788)	(205)	(1,993)	(1,370)	(1,252)	(2,622)	(2,811)	(7,426)
Interest, dividend and other income	600	(105)	495	77	-	77	734	1,306
Acquisition related costs	-	-	-	-	(259)	(259)	-	(259)
Loss on derivative financial instruments	(216)	-	(216)	-		-	(744)	(960)

Earnings/(loss) before income taxes	$ 10,204	$(134)	$10,070	$1,733	$1,468	$3,201	$(4,614)	$8,657

Capital expenditures	1,062	283	1,345	3,651	1,622	5,273	236	6,854

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented Information (continued)

Operational segments (continued)

			Six months ended June 30, 2011
	Algonquin Power				Liberty Utilities		Corporate	Total
	Renewable Energy	Thermal Energy	Total	South	West	Total
Revenue
Non-regulated energy sales	$45,724	$22,157	$67,881	$-	$-	$-	$-	$67,881
Regulated energy sales and distribution	-	-	-		39,419	39,419		39,419
Waste disposal fees	-	8,286	8,286	-	-	-	-	8,286
Regulated water reclamation and distribution	-	-	-	21,266	-	21,266	-	21,266
Other revenue	1,228	455	1,683	-	-	-	-	1,683
Total revenue	46,952	30,898	77,850	21,266	39,419	60,685	-	138,535
Operating expenses	14,549	11,441	25,990	10,892	7,314	18,206	-	44,196
Regulated commodities purchased	-	-	-	-	23,066	23,066	-	23,066
Non-regulated fuel for generation	-	10,866	10,866	-	-	-	-	10,866

	32,403	8,591	40,994	10,374	9,039	19,413	-	60,407

Depreciation of property, plant and equipment	(8,473)	(5,400)	(13,873)	(4,639)	(1,146)	(5,785)	-	(19,658)
Amortization of intangible assets	(1,319)	(1,708)	(3,027)	(336)	-	(336)	-	(3,363)
Administration expenses	(2,795)	(991)	(3,786)	(231)	(387)	(618)	(3,527)	(7,931)
Foreign exchange loss	-	-	-	-	-	-	(98)	(98)
Interest expense	(3,843)	(625)	(4,468)	(2,349)	(2,216)	(4,565)	(6,408)	(15,441)
Interest, dividend and other income	1,020	(17)	1,003	186	-	186	1,464	2,653
Acquisition related costs	-	-	-	-	(1,014)	(1,014)	-	(1,014)
Gain/(loss) on derivative financial instruments	(1,068)	-	(1,068)	-		-	537	(531)

Earnings/(loss) before income taxes	$15,925	$(150)	$15,775	$3,005	$4,276	$7,281	$(8,032)	$15,024

Capital expenditures	2,021	91	2,112	5,067	2,980	8,047	276	10,435

Acquisition of operating entities	-	-	-	-	98,094	98,094	-	98,094
			December 31, 2011

Property, plant and equipment	$423,884	$155,507	$579,391	$208,073	$158,492	$366,565	$ -	$945,956

Intangible assets	25,863	7,088	32,951	-	22,318	22,318	-	55,269

Total assets	482,543	176,269	658,812	252,514	188,118	440,913	182,863	1,282,307

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

16.	Segmented Information (continued)

Operational segments (continued)

All energy sales are earned from contracts with large public utilities. The following utilities contributed more than 10% of these total revenues in either 2012 or 2011: Hydro Québec 19% (2011 - 16%), Manitoba Hydro 21% (2011 – 18%), and Ontario Hydro 10% (2011 - 10%). The Company has mitigated its credit risk to the extent possible by selling energy to these large utilities in various North American locations.

APUC and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenue
Canada	$22,373	$22,408	$44,622	$44,808
United States	$43,011	$44,419	$85,199	$93,727
	$65,384	$66,827	$129,821	$138,535

	June 30, 2012	December 31, 2011
Property, plant and equipment
Canada	$473,923	$474,094
United States	$485,869	471,862
	$959,792	$945,956
Intangible assets
Canada	$30,819	$25,863
United States	$28,691	29,406
	$59,510	$55,269
Other assets
Canada	$901	$3,577
United States	$4,889	-
	$5,790	$3,577

Revenues are attributed to the two countries based on the location of the underlying generating and utility facilities.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments

(a)	Fair value of financial instruments

June 30, 2012
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$24,309	$27,575	$-	$-	$27,575
Derivatives designated as cash flow hedge:
Energy derivative contract	220	220	-	220	-

Total financial assets	$24,529	$27,795	$-	$220	$27,575

Long-term liabilities	399,406	407,579	-	407,579	-
Convertible debentures	62,390	98,888	98,888	-	-
Derivatives designated as cash flow hedge:
Energy derivative contract	24	24	-	24	-
Derivatives not designated as hedge:
Interest rate swaps	5,859	5,859	-	5,859	-
Energy derivative contracts	1,459	1,459	-	1,459	-
Total financial liabilities	$469,138	$513,809	$98,888	$414,921	$-

December 31, 2011
	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Long-term investments and notes receivable	$24,534	$24,534	$-	$-	$24,534
Total financial assets	$24,534	$24,534	$-	$-	$24,534
Long-term liabilities	332,716	338,264	-	338,264	-
Convertible debentures	122,297	162,195	162,195	-	-
Derivatives designated as cash flow hedge:
Energy derivative contract	-	-	-	-	-
Derivatives not designated as hedge:
Interest rate swaps	6,975	6,975	-	6,975	-
Energy derivative contracts	1,169	1,169	-	1,169	-
Total financial liabilities	$463,157	$508,603	$162,195	$346,408	$-

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(a) Fair value of financial instruments (continued)

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principle or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value (a level 2 measurement) at June 30, 2012 and December 31, 2011 due to the short-term maturity of these instruments.

Long-term investments and notes receivable fair values have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management. Such estimate is significantly influenced by unobservable data and therefore this fair value is subject to estimation risk.

APUC has long-term liabilities at fixed interest rates and variable rates. The estimated fair value is calculated using the current interest rates. The fair value of convertible debentures is determined using quoted market price.

The fair value of derivative instruments is estimated using forward pricing data obtained from brokers and market participants, net of estimated credit risk.

The Red Lily conversion option is measured at fair value on a recurring basis using unobservable inputs (Level 3). The fair value is based on an income approach using an option pricing model that includes various inputs such as energy yield function from wind, estimated cash flows and a discount rate of 8.5% . The Company used a discount rate believed to be most relevant given the business strategy. There was no change in fair value of $0 during the quarters ended June 30, 2012 or 2011.

Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or six months ended June 30, 2012 or 2011.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(b) Effect of derivative instruments

Derivative instruments are recognized on the balance sheet as either assets or liabilities and measured at fair value each reporting period. For contracts designated as cash flow hedges, the effective portion of the change in fair value of the derivatives is deferred to accumulated other comprehensive income, until the hedged transactions occur and are recognized in earnings. The ineffective portion of a cash flow hedge is immediately recognized in earnings.

For derivatives that are not designated as cash flow hedges, the changes in the fair value are immediately recognized in earnings.

The effects on the statement of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Change in unrealized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$ -	$ -	$ -	$ (45)
Interest rate swaps	66	873	(1,116)	(108)
Energy derivative contracts	225	(453)	286	(1,403)
Total change in unrealized loss/(gain) on derivative financial instruments	$291	$420	$ (830)	$ (1,556)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$ (187)	$ (4)	$ (207)	$ 691
Interest rate swaps	524	535	1,051	1,068
Energy derivative contracts	66	9	617	328
Total realized loss on derivative financial instruments	$ 403	$ 540	$ 1,461	$ 2,087
Loss on derivative financial instruments	$ 694	$ 960	$ 631	$ 531

The effects on the statement of operations of derivative financial instruments designated as cash flow hedge consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Gain recognized in OCI (effective portion)	$381	$-	$381	$-
Gain reclassified from AOCI into non-regulated energy sales	$185	$-	$185	$-
Gain (loss) on derivative instruments (ineffective portion)	$-	$-	$-	$-

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(c) Risk management

In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, short term investments, accounts receivable and notes receivable. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders in Canada all of which have a credit rating of A or better. The Company does not consider the risk associated with accounts receivable to be significant as over 80% of revenue from Power Generation is earned from large utility customers having a credit rating of BBB or better, and revenue is generally invoiced and collected within 45 days.

The remaining revenue is primarily earned by the Utility Services business unit which consists of water and wastewater utilities and an electric utility in the United States. In this regard, the credit risk related to Utility Services accounts receivable balances of U.S. $8,613 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition the state regulators of the Company’s utilities allow for a reasonable bad debt expense to be incorporated in the rates and therefore ultimately recoverable from rate payers.

As at June 30, 2012 the Company’s exposure to credit risk for these financial instruments was as follows:

	June 30, 2012
	Canadian $	US $
Cash and cash equivalents and restricted cash	$22,611	$139,723
Short term investments	833	-
Accounts receivable	10,810	28,603
Allowance for Doubtful Accounts	-	(377)
Notes Receivable	22,252	2,020

	$56,506	$169,969

There are no material past due amounts in accounts receivable.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(c)	Risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, to the extent possible, that it will always have sufficient liquidity to meet liabilities when due. As at June 30, 2012, in addition to cash on hand of $160,856 the Company had $79,719 available to be drawn on its senior debt facilities. The senior credit facilities contain covenants which may limit amounts available to be drawn. The Company`s liabilities mature as follows:

	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long term debt obligations	$2,441	$71,781	$14,864	$311,782	$400,868
Convertible debentures	-	-	62,390	-	62,390
Advances in aid of construction	605	-	-	76,003	76,608
Interest on long term debt	25,773	41, 091	36,768	63,230	166,862
Accounts payable and due to related parties	10,691	-	-	-	10,691
Accrued liabilities	42,401	-	-	-	42,401
Derivative financial instruments:
Interest rate swaps	2,076	3,426	357	-	5,859
Energy swaps	772	711	-	-	1,483
Capital lease payments	181	196	-	-	377
Other obligations	1,071	516	516	7,786	9,889

Total obligations	$86,011	$117,721	$114,895	$458,801	$777,428

Foreign currency risk

The Company periodically uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from the U.S. operations. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.

At June 30, 2012 and December 31, 2011, the Company had no outstanding forward foreign exchange contracts.

Interest rate risk

The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facility, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.

In connection with the project debt at the St. Leon facility which was repaid in 2011, APCo previously entered into an interest rate swap to hedge the floating interest rate on the project debt. This swap was not terminated when the St. Leon debt was repaid. Under the terms of the swap, the Company pays a fixed interest rate of 4.47% on a notional amount of $65.8 million and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. At June 30, 2012, the estimated fair value of the interest rate swap was a liability of $5,859 (December 31, 2011 – liability of $6,975). This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Unaudited Interim Consolidated Financial Statements

Three and six months ended June 30, 2012 and 2011

(in thousands of Canadian dollars except as noted and amounts per share)

17.	Financial instruments (continued)

(c)	Risk management (continued)

Market risk

APCo provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

This risk is mitigated though the use of short term financial forward energy purchase contracts which are derivative instruments. In January 2011, APUC entered into electricity derivative contracts for a term ending February 2014, which are net settled fixed-for-floating swaps whereby APUC will pay a fixed price and receive the floating or indexed price on a notional quantity of 131,815 MW-hrs of energy over the remainder of the contact term at an average rate of approximately $51.44 per MW-hr. The estimated fair value of these forward energy hedge contracts at June 30, 2012 was a net liability of $1,459 (December 31, 2011 - $1,169). These contracts are not accounted for as hedges and changes in the fair value are recorded in earnings as they occur.

In May 2012, APCo entered into a long-term energy derivative contract to eliminate the price risk on the sale of future power generation at one of its hydro facility no longer subject to a power purchase agreement. APCo will receive a fixed price and pay the floating price as published by the AESO on a notional quantity of 223,812 MW-hrs of energy over the remainder of the contract term ending December 2016 at an average rate of approximately $66.87 per MW-hr. This contract has been designated as a cash flow hedges, with the effective portion of the change in fair value is deferred to accumulated other comprehensive income, until the hedged transaction occurs and are recognized in earnings. The ineffective portion is immediately recognized in earnings.